UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
(FORMERLY SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

TABLE OF CONTENTS

		Page
Report of Independent Registered Public Accounting Firm		3
Statements of Net Assets Available For Benefits		4
Statement of Changes in Net Assets Available for Benefits		4
Notes to Financial Statements		5
Supplemental Schedule		12

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature		13

EXHIBIT
23.01	Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of SCANA Corporation 401(k) Retirement Savings Plan
Cayce, South Carolina
We have audited the accompanying statements of net assets available for benefits of SCANA Corporation 401(k) Retirement Savings Plan (formerly the SCANA Corporation Stock Purchase-Savings Plan) (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in the net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 27, 2016

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2015	2014
Assets
Investments at Fair Value - Participant Directed Investments	$1,145,648	$1,171,789
Receivables:
Contribution Receivable - Employee	1,605	-
Contribution Receivable - Employer	2,824	1,800
SCANA Corporation Dividends Receivable	6,936	6,979
Participant Notes Receivable	25,696	26,392
Total Receivables	37,061	35,171
Total Assets	1,182,709	1,206,960
Liabilities
Excess Contributions Payable	10	-
Net Assets Available for Benefits	$1,182,699	$1,206,960

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015 (Thousands of Dollars)
Additions:
Investment Income:
Interest and Dividends	$40,681
Net Depreciation in Fair Value of Investments	(23,124)
Total Investment Income	17,557
Interest Income on Notes Receivable from Participants	1,068
Contributions:
Company and Participating Subsidiaries’ Match	26,992
Participating Employees	39,820
Total Contributions	66,812
Total Additions	85,437
Deductions:
Distributions to Participants	(109,276)
Administrative Expenses	(422)
Total Deductions	(109,698)
Decrease in Net Assets	(24,261)
Net Assets Available for Benefits, Beginning of Year	1,206,960
Net Assets Available for Benefits, End of Year	$1,182,699

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Summary of Accounting Policies

Basis of Accounting
The accompanying financial statements for the SCANA Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investments Valuation
The Plan’s investments are stated at fair value (see Note 3). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments. Quoted market prices are used to value the shares of common stock.

Wells Fargo Stable Return Fund
The Wells Fargo Stable Return Fund C (Fund C) is a common collective trust fund that has invested all of its assets in the Wells Fargo Stable Return Fund G (Fund G). The value of Fund C is based on the underlying unit value of Fund G.
Fund G invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of (1) a fixed income security or portfolio of fixed-income securities and (2) a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. Fund G carries its investments at contract value in accordance with GAAP.
GICs are backed by the general account of the contract issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds.
There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. A second risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.
GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing Fund G or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that Fund G may elect to convert such termination to an amortization election. In addition, if Fund G defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under the Employee Retirement Income Security Act of 1974 (ERISA)), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and Fund G will receive the fair value as of the date of termination.
GICs and security-backed contracts also generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to Fund G structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interest in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to certain corporate actions;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans; or

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.
At this time, Fund G does not believe that the occurrence of any such market value event, which would limit Fund G’s ability to transact with participants at contract value, is probable.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trust fund are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Adoption of New Accounting Standard
In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).  As it relates to the Plan, ASU 2015-12 eliminates the requirement to adjust the portion of net assets attributable to fully benefit responsive investment contracts from fair value to contract value on the statement of net assets available for benefits, and also eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits. Additionally, the net appreciation or depreciation in investments, including fair value disclosures, for the period still will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The Plan has elected to adopt ASU 2015-12 as of December 31, 2015, as permitted. Accordingly, the Plan’s statements of net assets available for benefits and notes to the financial statements reflect the amended disclosure requirements on a retrospective basis. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $756 thousand in the statements of net assets available for benefits. See Note 5 for further discussion and disclosures related to fair value measurements.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820, Fair Value Measurements and Disclosures. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. The Plan has elected to adopt ASU 2015-07 as of December 31, 2015, as permitted, on a retrospective basis. The adoption resulted in the reclassification of fair value related to the Plan's investment in the common collective trust as of December 31, 2014. See Note 5.

2.    Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General
Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company to be eligible to be a participant in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund) are intended to qualify under Code sections 401(a) and 4975(e)(7). The Common Stock Fund invests exclusively in Company common stock and holds only shares of Company common stock and dividends declared on the stock (pending distribution to participants or reinvestment in Company common stock in accordance with the Plan’s terms). The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. Administrative expenses are paid primarily by the Company and partly by the employees (from their Plan accounts). A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of ERISA.

Contributions
The Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations. The Plan has an automatic enrollment feature for all future eligible employees. Employees hired or rehired who are eligible to participate in the Plan will be enrolled with a 3% before-tax contribution. The Company also offers a voluntary automatic election escalator feature to all participants. The automatic escalator feature allows participants to direct the Trustee to increase their before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6%. These automatic enrollment and escalation amounts will be invested in the Vanguard Target Retirement Fund with a target year that most closely approximates the year of the participant's 65th birthday, unless the participant chooses other investment options under the Plan. The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings. Participants age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law are allowed to make catch-up contributions. The Plan also allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA).

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments
Participants direct the Trustee to invest contributions in any combination of available investment funds, including the Company Stock Fund, a group of mutual funds and a common collective trust fund. Before March 1, 2016, the Company’s and participating subsidiaries’ matching contributions were initially invested in shares of the Company Stock Fund. Effective March 1, 2016, the Company’s matching contributions are initially invested in the funds elected by participants for their own contributions. Company matching contributions may be transferred by the participant at any time after the initial investment to any other investment option in the Plan.

Vesting
Participants are fully and immediately vested in all contributions, whether made by participants, the Company or participating subsidiaries.

Notes Receivable from Participants
Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less. Participants are assessed $100 for each loan originated. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated. Principal and interest is repaid through payroll deduction. Terminated and retired employees may make arrangements with the Trustee to continue their biweekly loan payments until the loan is paid in full. If such arrangements are not made, within 30 days after termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s loan will be considered to be delinquent. On the 15th day after the quarter following the quarter in which the loan becomes delinquent, the participant’s loan is considered to be in default and the participant’s account is reduced by the outstanding amount of the loan. This action will cause the participant to incur taxable income in the amount of the defaulted outstanding loan balance plus accrued unpaid interest. However, pursuant to Code regulations, a participant may treat the amount of the outstanding loan balance, including unpaid accrued interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant.

Distributions and Withdrawals
Before attainment of age 59-1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution. A distribution from the Company matching contribution may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Savings before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock allocated to participants’ Plan accounts are reinvested in Company common stock, unless participants elect to have the dividends paid directly to them in cash.

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the Code limits. Excess contributions of $10,431 received by the Plan at December 31, 2015, were distributed to the applicable participants prior to the Internal Revenue Service (IRS) deadlines. There were no excess contributions received by the Plan at December 31, 2014.

Federal Income Tax Status
The Plan received a determination letter from the IRS dated May 19, 2016, indicating that the Plan satisfied all applicable requirements of the Code, subject to the adoption of certain amendments to the Plan. The Company subsequently adopted these amendments. In addition, the Plan has been further amended; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Subsequent Events
Effective January 7, 2016, Evercore Trust Company, N.A. (Evercore) has been appointed as the independent fiduciary and investment manager of the Common Stock Fund. As the independent fiduciary and investment manager for the Common Stock Fund under ERISA, Evercore has the sole fiduciary responsibility under the Plan and ERISA for deciding whether the Common Stock Fund should continue to be offered as an investment fund under the Plan, including deciding whether to restrict new investment in the Common Stock Fund or to sell or otherwise dispose of all or any portion of the Company’s common stock held in the Common Stock Fund (subject to any practical or legal restrictions).

Effective February 9, 2016, the share class and ticker symbol for the Vanguard Target Retirement Funds changed, reflecting a new share class used for the funds with a lower expense ratio. The investments and policies of the underlying funds did not change.

Effective February 9, 2016, the Plan added the Vanguard Extended Market Index Fund, Admiral Class, as an investment option. The investment seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.

Effective February 9, 2016, the Plan added the Vanguard Total International Stock Index Fund, Admiral Class, as an investment option. The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

Effective February 9, 2016, the Plan added the Vanguard Total Bond Market Index Fund, Admiral Class, as an investment option. The investment seeks to track the performance of a broad, market-weighted bond index.

3.    Investments

During the year ended December 31, 2015 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

(Thousands of Dollars)
SCANA Corporation Common Stock	$1,723

Common Collective Trust Funds:
Wells Fargo Stable Return Fund C	660

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund	(986)
Dodge & Cox International Stock Fund	(3,679)
Dodge & Cox Stock Fund	(4,877)
Janus Research Fund	(934)
PIMCO Total Return Portfolio Institutional	(1,519)
R S Partners Funds Class Y	(1,765)
T. Rowe Price Mid Cap Value Fund	(4,646)
Vanguard Institutional Index Fund	(461)
Vanguard Target Retirement Income Fund	(214)
Vanguard Target Retirement 2015 Fund	(867)
Vanguard Target Retirement 2020 Fund	(480)
Vanguard Target Retirement 2025 Fund	(1,601)
Vanguard Target Retirement 2030 Fund	(124)
Vanguard Target Retirement 2035 Fund	(915)
Vanguard Target Retirement 2040 Fund	(125)
Vanguard Target Retirement 2045 Fund	(475)
Vanguard Target Retirement 2050 Fund	(68)
Vanguard Target Retirement 2055 Fund	(60)
Vanguard Target Retirement 2060 Fund	(48)
Voya Small Cap Opportunities Fund	(1,663)
Total Mutual Funds	(25,507)
Net depreciation in fair value of investments	$(23,124)

4.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of common stock of the Company, which qualify as permitted party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 12.6 million and 13.1 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $760.0 million and $625.7 million, respectively. During the year ended December 31, 2015, the Plan recorded dividend income of $22.3 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

The Trustee is a party-in-interest. Administrative expenses for recordkeeping, servicing fees and other investment fees and expenses paid to the Trustee during 2015 qualify as permitted party-in-interest transactions.

5.    Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stocks —Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds —Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Return Fund —Valued at the net asset value of units of a bank collective trust. The Fund invests in fully-benefit responsive investment contracts that are held at contract value. Net asset value is determined to be contract value, the value at which participants ordinarily transact. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value. Participant transactions (purchases and sales) may occur daily. See also discussion of Fund C and G in Note 1.

The following table includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2015 and December 31, 2014. There were no Level 2 or Level 3 fair value measurements for any period presented.

(Thousands of Dollars)	2015	2014
Investments with fair value measures at Level 1:
Common stock	$760,040	$794,144
Mutual funds	333,408	324,237
Total assets in the fair value hierarchy	1,093,448	1,118,381

Investments at net asset value:
Common collective trust -Stable return fund	52,200	53,408
Total investments at fair value	$1,145,648	$1,171,789

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
EIN: 57-0784499, Plan 002

(Thousands of Dollars)	Cost **	Current Value
*SCANA Corporation Common Stock		$760,040

Common Collective Trust Fund:
Wells Fargo Stable Return Fund C		52,200

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund		14,036
Dodge & Cox International Stock Fund		24,811
Dodge & Cox Stock Fund		47,420
Janus Research Fund		23,910
PIMCO Total Return Portfolio Institutional		26,714
R S Partners Funds Class Y		11,654
T. Rowe Price Mid Cap Value Fund		33,548
Vanguard Institutional Index Fund		42,199
Vanguard Target Retirement Income Fund		6,308
Vanguard Target Retirement 2015 Fund		12,528
Vanguard Target Retirement 2020 Fund		9,450
Vanguard Target Retirement 2025 Fund		28,200
Vanguard Target Retirement 2030 Fund		2,589
Vanguard Target Retirement 2035 Fund		16,232
Vanguard Target Retirement 2040 Fund		2,148
Vanguard Target Retirement 2045 Fund		9,733
Vanguard Target Retirement 2050 Fund		1,283
Vanguard Target Retirement 2055 Fund		1,477
Vanguard Target Retirement 2060 Fund		1,463
Voya Small Cap Opportunities Fund		17,705

*Loans to participants, with interest rates ranging from 4.25% to 9.25% and maturities ranging from 1 month to 10 years		25,696
Total		$1,171,344

* Denotes permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Date:	June 27, 2016	BY:	/s/Tami S. Haselden
Tami S. Haselden, Plan Manager, on behalf of
The SCANA Corporation 401(k) Retirement Savings Plan Committee